Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors

TORONTO, June 6, 2024 – Thomson Reuters (TSX/NYSE: TRI) today announced the voting results for the election of the company’s Board of Directors at its annual meeting of shareholders held in-person yesterday.

All 13 nominees were elected to the Thomson Reuters Board of Directors, and each director elected will continue to hold office until Thomson Reuters’ next annual meeting of shareholders, or until the director resigns or a successor is elected or appointed. The voting results for directors were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld

David Thomson	408,706,476	99.24%	3,117,714	0.76%

Steve Hasker	411,594,083	99.94%	230,106	0.06%

Kirk E. Arnold	410,131,496	99.59%	1,692,693	0.41%

W. Edmund Clark, C.M.	401,886,171	97.59%	9,938,018	2.41%

LaVerne Council	411,571,247	99.94%	252,942	0.06%

Michael E. Daniels	409,002,810	99.31%	2,821,379	0.69%

Kirk Koenigsbauer	411,524,151	99.93%	300,038	0.07%

Deanna Oppenheimer	410,314,218	99.63%	1,509,971	0.37%

Simon Paris	410,293,717	99.63%	1,530,473	0.37%

Kim M. Rivera	411,601,992	99.95%	222,197	0.05%

Barry Salzberg	410,353,697	99.64%	1,470,492	0.36%

Peter J. Thomson	403,586,186	98.00%	8,238,003	2.00%

Beth Wilson	411,412,115	99.90%	412,075	0.10%

For the other items of business at the annual meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor and approved an advisory resolution on executive compensation. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Thomson Reuters

Thomson Reuters (TSX/NYSE: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is a world leading provider of trusted journalism and news. For more information, visit tr.com.

CONTACTS

MEDIA Gehna Singh Kareckas Senior Director, Corporate Affairs +1 613 679 4272 gehna.singhkareckas@thomsonreuters.com	INVESTORS Gary Bisbee Head of Investor Relations +1 646 540 3249 gary.bisbee@thomsonreuters.com

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